UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 001-38032

Ardagh Group S.A.

(Exact name of registrant as specified in its charter)

56, rue Charles Martel

L-2134 Luxembourg, Luxembourg

+352 26 25 85 55

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Shares, par value €0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 115

Pursuant to the requirements of the Securities Exchange Act of 1934, Ardagh Group S.A. has caused this Certification and Notice to be signed on its behalf by the undersigned duly authorized person.

Ardagh Group S.A.

Date: October 18, 2021	By:	/s/ David Matthews
	Name:	David Matthews
	Title:	Chief Financial Officer